AECOM 1999 Avenue of the Stars Suite 2600 Los Angeles, CA 90067 www.aecom.com	213.593.8000 213.593.8730	tel fax

September 15, 2014

VIA EDGAR

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:          AECOM Technology Corporation

Registration Statement on Form S-4
File No. 333-197822
Acceleration Request

Dear Mr. Ingram:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, AECOM Technology Corporation (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-4 be declared effective as of 11:00 a.m., Washington, D.C. time, on September 17, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peter W. Wardle at (213) 229-7242 of Gibson, Dunn & Crutcher LLP with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ David Y. Gan
David Y. Gan
Senior Vice President and Assistant General Counsel

cc:                    Michael S. Burke, President and Chief Executive Officer, AECOM Technology Corporation
Jonathan K. Layne, Partner, Gibson, Dunn & Crutcher LLP